EXHIBIT 99.1

For Immediate Release: NR12-6

EXETER ANNOUNCES BOARD AND SENIOR MANAGEMENT CHANGE

Vancouver, B.C., September 24, 2012 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB - “Exeter” or the “Company”) announces the resignation of Mr. Louis Montpellier from the board of directors and also as Vice President Corporate Development and Legal Counsel. Exeter would like to thank Mr. Montpellier for his service to the Company and extend its best wishes in his future endeavours.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact:
B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com